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                                                                  EXHIBIT (a)(1)

                       UNITED INVESTORS INCOME PROPERTIES
                     C/O UNITED INVESTORS REAL ESTATE, INC.
                         55 Beattie Place, P.O. Box 1089
                        Greenville, South Carolina 29602

                                  June 15, 2005

Dear Limited Partner:

         As you may be aware by now, MPF DeWaay Fund 2, LLC, MPF Flagship Fund 10, LLC, Mackenzie Patterson Special Fund 5, LLC, Mackenzie Patterson Special Fund 6, LLC, Mackenzie Patterson Special Fund 6-A, LLC, Mackenzie Patterson Special Fund 7, LLC, MPF Income Fund 21, LLC, MPF DeWaay Premier Fund 2, LLC, MPF Flagship Fund 9, LLC, MPF-NY 2005, LLC, and Steven Gold (collectively, the "MacKenzie Group"), initiated an unsolicited tender offer to buy units of limited partnership interest ("Units") in United Investors Income Properties (the "Partnership") on June 2, 2005.

         The Partnership, through its general partner, United Investors Real Estate, Inc., is required by the rules of the Securities and Exchange Commission to make a recommendation whether you should accept or reject this offer or to state that the Partnership is remaining neutral with respect to this offer. The general partner does not express any opinion, and is remaining neutral, with respect to the MacKenzie Group's offer, because the general partner does not have a reliable indicator of the fair value of the Units. The Partnership has not recently conducted an analysis of the value of its Units, but the Partnership notes that the MacKenzie Group estimates the liquidation value of the Partnership to be $152.37 per Unit. The general partner is of the opinion that secondary market sales information is not a reliable measure of value in this instance because of the limited number of reported trades. THEREFORE, THE GENERAL PARTNER IS REMAINING NEUTRAL AND DOES NOT EXPRESS ANY OPINION WITH RESPECT TO THE MACKENZIE GROUP OFFER.

         However, we call your attention to the following considerations:

          o The Partnership recently declared a distribution of approximately $3.2426 per Unit on June 1, 2005 and is making the distribution on or about June 14, 2005. The MacKenzie Group offer states that the $110.00 per Unit offer price will be reduced by the amount of any distributions declared or made between June 2, 2005 and July 6, 2005, which may be further extended. Accordingly, the general partner expects that the MacKenzie Group offer will be reduced by the amount of this distribution.

          o The Partnership has entered into an agreement to sell Meadow Wood Apartments to an unaffiliated third party for $5,075,000. The general partner has not yet determined the amount of the distributions, if any, that will result from the sale of Meadow Wood Apartments. To the extent that the Partnership declares or makes any such distributions prior to the expiration of the MacKenzie Group offer, the offer price of the MacKenzie Group offer will be further reduced by this amount.

          o In connection with previously contemplated financings of Meadow Woods Apartments and Bronson Place Apartments, potential lenders to the Partnership obtained appraisals of those properties, copies of which have been obtained by the Partnership. In an appraisal report dated September 27, 2004, a third party appraiser concluded that the market value of Meadow Wood Apartments, a 85-unit garden style apartment complex located in Medford Oregon, was $5,550,000 as of September 21, 2004. In another appraisal report dated November 8, 2004, a third party appraiser concluded that the market value of



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               Bronson Place Apartments, a 70-unit garden style apartment complex located in Mountlake Terrace, Washington, was $3,800,000 as of November 3, 2004.

          o The Partnership distributed to the limited partners $9.38 per Unit in the year ended December 31, 2004 and $6.57 per Unit in the year ended December 31, 2003.

          o The MacKenzie Group's offer to purchase estimates the liquidation value of the Partnership to be $152.37 per Unit. However, the MacKenzie Group is only offering $110.00 per Unit.

          o Any increase in the MacKenzie Group's ownership of Units as a result of the MacKenzie Group's offer may affect the outcome of Partnership decisions, in that the increase will concentrate ownership of Units. Affected decisions may include any decision in which limited partners unaffiliated with the general partner are given an opportunity to object.

          o AIMCO Properties, L.P. ("AIMCO Properties") and its affiliates, which collectively hold 24,490 Units, or approximately 40.11% of the outstanding Units, do not intend to tender any of their Units in the MacKenzie Group's offer.

          o The MacKenzie Group's offer is limited to 21,372 Units. If more than 21,372 Units are tendered in response to their offer, the MacKenzie Group will accept the Units on a pro rata basis. Therefore, an investor who tenders all of its Units might not fully dispose of its investment in the Partnership.

          o The MacKenzie Group's offer to purchase provides limited past sale price information with which to compare their offer price. The American Partnership Board has reported high and low sales prices of $108.77 and $102.75 per Unit, respectively, for the period from October 2002 through May 2005. The Direct Investments Spectrum has reported high and low sales prices of $135.00 and $100.00 per Unit, respectively, for the period from December 2001 through January 2005. AIMCO Properties commenced tender offers in May 2003 at a price per Unit of $108.00 and in August 2002 at a price per Unit of $126.00. In addition, AIMCO Properties has recently purchased in private transactions 10 Units on April 2, 2005 at a price of $120.00 per Unit, 11 Units on March 11, 2005 at a price of $95.71 per Unit, and 40 Units on January 24, 2005 at a price of $62.42 per Unit.

         Each limited partner should make its own decision as to whether or not it should tender or refrain from tendering its Units in an offer in light of its unique circumstances, including (i) its investment objectives, (ii) its financial circumstances including the tolerance for risk and need for liquidity,
(iii) its views as to the Partnership's prospects and outlook, (iv) its own analysis and review of all publicly available information about the Partnership,
(v) other financial opportunities available to it, (vi) its own tax position and tax consequences, and (vii) other factors that the limited partner may deem relevant to its decision. Under any circumstances, limited partners should be aware that a sale of their Units in the Partnership will have tax consequences that could be adverse.

         PLEASE CONSULT WITH YOUR TAX ADVISOR ABOUT THE IMPACT OF A SALE ON YOUR OWN PARTICULAR SITUATION AND THE EFFECT OF ANY NEGATIVE CAPITAL ACCOUNTS.

         If you need further information about your options, please contact Martha Long at AIMCO Properties at (864) 239-1000. You can also contact The Altman Group, Inc., 1275 Valley Brook Avenue, Lyndhurst, New Jersey 07071, and its toll free telephone number is (800) 217-9608. The facsimile number of The Altman Group, Inc. is (201) 460-0050.


                                    Sincerely,

                                    United Investors Real Estate, Inc.
                                    General Partner